Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

GENCO COMPLETES $2.5 MILLION PLACEMENT

October 5, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) has completed a private placement of 7,142,855 units for gross proceeds of CAD $2,500,000. Each unit consisted of one common share and one non-transferable warrant to purchase a further share for CAD $0.45 until September 30, 2011.

Genco paid a finder’s fee of 6% of the proceeds and issued finder’s warrants to purchase 428,571 shares exercisable at CAD $0.45 per share until September 30, 2011.

Genco’s acting CEO, Robert C. Gardner, stated that, “The placement closed very quickly and, despite the short period of time in which it was open, was over-subscribed. This is indeed a strong affirmation by the investors of Genco’s strategic plan.”

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any State securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.